Exhibit 12.0

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The historical consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated are as follows:

	Year ended December 31
(dollars in thousands)	2008	2007	2006	2005	2004	2003
Interest expense on deposits	$108,438	$108,948	$82,907	$53,598	$41,086	$47,418
All other interest expense	42,190	75,235	78,916	62,274	49,583	43,689
Other fixed charges	10,952	5,328	5,209	5,073	4,444	3,700

Total fixed charges	$161,580	$189,511	$167,032	$120,945	$95,113	$94,807

Income (loss) before taxes	$(78,040)	$36,697	$99,121	$105,459	$91,919	$68,870
Add: fixed charges	161,580	189,511	167,032	120,945	95,113	94,807

Income (loss) before taxes and fixed charges	$83,540	$226,208	$266,153	$226,404	$187,032	$163,677

Ratio of earnings to fixed charges:
Excluding interest on deposits	(0.47)	1.46	2.18	2.57	2.70	2.45
Including interest on deposits	0.52	1.19	1.59	1.87	1.97	1.73

For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest on short-term and long-term debt, including interest related to capitalized leases and capitalized interest, and one-third of rent expense (net of rental income), which approximates the interest component of that net expense. For the year ended December 31, 2008, fixed charges also includes preferred stock dividends. The Corporation did not pay any preferred stock dividends prior to 2008. In addition, where indicated, fixed charges include interest on deposits. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.